LINCOLN NATIONAL CORPORATION

$275,000,000 CAPITAL SECURITIES DUE 2066

Issuer:	Lincoln National Corporation (“LNC”)

Title of Securities:	6.75% Capital Securities due 2066

Ratings:	Moody’s: Baa2 (Stable); S&P: A- (Stable); Fitch: A- (Stable); AM Best: bbb+ (Stable)*

Maturity Date:	April 20, 2066

Optional Redemption at Par:	First call date of April 20, 2011 and thereafter

Trade Date:	April 12, 2006

Settlement Date (T+5):	April 20, 2006

Interest Rate:	6.75% per annum

Interest Payment Dates:	Quarterly on each January 20, April 20, July 20 and October 20, commencing on July 20, 2006, subject to LNC’s right to defer and to certain provisions affecting payment of interest

Price to Public (Issue Price):	$25 per capital security plus accrued interest, if any, from April 20, 2006

Par:	$25 per capital security

Aggregate Principal Amount Offered:	$275,000,000 (11 million capital securities)

Proceeds to LNC:	$266,337,500

Over-Allotment:	Up to 1.65 million capital securities

Format:	SEC Registered

Listing:	NYSE

Redemption for Tax Event:	Any time at par

CUSIP/ISIN:	534187 80 2 / US5341878024

Joint Bookrunning Managers:	Morgan Stanley & Co. Incorporated; Citigroup Global Markets Inc.; Merrill Lynch & Co.; UBS Securities LLC; Wachovia Capital Markets, LLC

Senior Co-Managers:	A.G. Edwards & Sons, Inc.; Banc of America Securities LLC; HSBC Securities (USA) Inc.; Raymond James & Associates, Inc.

*An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the capital securities should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus with the SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (i) Morgan Stanley toll-free 1-866-718-1649, (ii) Citigroup toll-free 1-877-858-5407, (iii) Merrill Lynch & Co. toll-free 1-866-500-5408, (iv) UBS Investment Bank toll-free 1-888-722-9555 (ext 1088) or (v) Wachovia Securities toll-free 1-800-326-5897.

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